UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For May 18, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 18, 2005 - AGM & Directorate Change


                                                                     18 May 2005


              BUNZL ANNUAL GENERAL MEETING AND DIRECTOR RETIREMENT

In a statement at today's AGM, Anthony Habgood, Chairman of Bunzl plc, reiterated the comments made in yesterday's announcement concerning current trading and prospects for both Outsourcing Services and Filtrona.

He also announced that David Williams will be retiring from the Board on reaching his normal retirement age in January 2006. He will be replaced by Brian May who will be appointed as Finance Director designate with effect from the completion of the demerger of Filtrona, currently expected to take place on 6 June 2005. Mr May is Finance Director of Outsourcing Services Europe & Australasia. A chartered accountant, he qualified with KPMG and joined Bunzl in 1993, initially as Internal Audit Manager, becoming Group Treasurer before taking up his current position in 1996.

Enquiries:

Bunzl plc                                          Finsbury
Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 18, 2005                           By:__/s/ Anthony Habgood__

                                              Title:   Chairman